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Exhibit 99.26

AGREEMENT

This Agreement, dated as of November 15, 2007 (“Agreement”), is by and among A. Schulman, Inc., a Delaware corporation (the “Company”), and the other persons and entities that are signatories hereto (collectively, the “Barington Group,” and each, individually, a “member” of the Barington Group) which are or may be deemed to be the members of a “group” with respect to the common stock of the Company, par value $1.00 per share (the “Common Stock”), pursuant to Rule 13d-5 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

WHEREAS, (i) the Barington Group has publicly indicated that it intends to solicit proxies for the election of two of its own nominees (the “Proxy Solicitation”) to the Company’s board of directors (the “Board”) at the 2007 annual meeting of stockholders of the Company (the “2007 Annual Meeting”) and has taken certain actions in furtherance thereof, and (ii) Barington Companies Equity Partners, L.P. (“Barington”) and Barington Companies Offshore Fund, Ltd. delivered demand letters (the “Demand Letters”) to the Company on October 25, 2007 and November 8, 2007, demanding, pursuant to Section 220 of the Delaware General Corporation Law and the common law of the State of Delaware (“Delaware law”), copies of certain books, records and documents of the Company (the “Demanded Records”); and

WHEREAS, the Company and each of the members of the Barington Group have determined that the interests of the Company and its stockholders would be best served by, among other things, avoiding the Proxy Solicitation and believe that entering into this Agreement is in the best interests of the Company and its stockholders.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Representations and Warranties of the Company. The Company hereby represents and warrants to the Barington Group that (a) this Agreement has been duly authorized, executed and delivered by the Company, and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; and (b) neither the execution of this Agreement nor the consummation of any of the transactions contemplated hereby nor the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will conflict with, result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its subsidiaries is a party or bound or to which its or their property is subject.

2. Representations and Warranties of the Barington Group. Each member of the Barington Group represents and warrants to the Company that (a) this Agreement has been duly authorized, executed and delivered by such member, and is a valid and binding obligation of

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such member, enforceable against such member in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (b) as of the date of this Agreement, the Barington Group and its members’ respective Affiliates and Associates currently own in the aggregate 2,506,362 shares of Common Stock and (c) any person who joins the Barington Group after the date hereof, as such group is reported pursuant to Rule 13d-5 promulgated by the SEC under the Securities Exchange Act, shall agree to comply with the provisions of Section 8 of this Agreement during the term hereof.

3. Barington Letter; Demand Letter. Barington hereby withdraws (a) its letter dated October 5, 2007 to the Secretary of the Company providing Notice to the Secretary of the intention of Barington to nominate persons for election as directors at the 2007 Annual Meeting (the “Barington Letter”) and (b) the Demand Letters.

4. CEO Succession. Concurrently with the execution of this Agreement, the Company will announce that Terry L. Haines (“Haines”) will retire by March 1, 2008 as the Company’s Chairman of the Board, President and Chief Executive Officer and the commencement of a search process to identify his successor. Haines will retain his role as Chairman, President and Chief Executive Officer until his successor is appointed, which shall occur by no later than March 1, 2008, with the expectation that such successor shall replace Haines on the Board.

5. Board Matters.

(a) Prior to the time that the Company mails its definitive proxy statement for the Company’s 2007 Annual Meeting, but in any event no later than thirty (30) days from the date hereof, an independent director (the “Independent Director”) shall be identified to be nominated by the Company for election as a Class III director at the Company’s 2007 Annual Meeting in accordance with Section 5(b) hereof. The Independent Director shall be a person recommended by the Barington Group who is reasonably acceptable to the Nominating and Corporate Governance Committee of the Board, with business experience in such areas as would reasonably be expected to enhance the Board, consistent with the Company’s Corporate Governance Guidelines relating to director qualifications and Board composition. The Independent Director shall qualify as “independent” under the listing standards of The Nasdaq Stock Market, Inc (Marketplace Rule 4200 and any successor thereto) and Item 407(a) of Regulation S-K promulgated by the SEC, and shall be an individual that the Company and the Barington Group reasonably believe does not have a relationship with the Barington Group, the Company or any of the Company’s executive officers that would impair the independence of such director in carrying out the responsibilities of a director of the Company. In making its recommendations, the Barington Group will consider and interview candidates suggested by the Nominating and Corporate Governance Committee.

(b) The Company shall include (i) Haines, James A. Karman, James A. Mitarotonda (“Mitarotonda”) and the Independent Director on the Board’s slate of nominees for election as Class III directors of the Company at the 2007 Annual Meeting for a three-year term ending at the Company’s 2010 Annual Meeting and until their successors have been duly elected and qualified and (ii) use its reasonable best efforts to cause the election of such directors at the

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Company’s 2007 Annual Meeting including, without limitation, recommending that the Company’s stockholders vote in favor of the election of the directors at the 2007 Annual Meeting and voting the shares of Common Stock represented by all proxies granted by stockholders in connection with the solicitation of proxies by the Board of Directors in connection with the meeting in favor of such directors, except for such proxies that specifically indicate a vote to withhold authority with respect to such directors. Neither the Board nor the Company shall take any position, make any statements or take any action inconsistent with such recommendations. The Company shall schedule the 2007 Annual Meeting to be held in January 2008 and the Company shall not further postpone or reschedule the 2007 Annual Meeting without the prior written consent of the Barington Group or except as otherwise required by law.

(c) The Barington Group agrees to vote all shares of Common Stock it is entitled to vote in favor of the Board’s slate of nominees for election as Class III directors of the Company at the 2007 Annual Meeting and any postponement or adjournment thereof, and not in favor of any other nominees to serve on the Board, provided that such slate consists of the director nominees set forth in Section 5(b)(i) above, or other director nominees acceptable to the Barington Group. No member of the Barington Group shall take any position, make any statements or take any action inconsistent with the foregoing. Mitarotonda acknowledges that, as a director nominee to the Board, he may be deemed to be a participant in the solicitation of proxies by the Company and agrees, if requested by the Company, to reasonably assist in the solicitation of proxies in favor of the Board’s slate of nominees for election as Class III directors of the Company at the 2007 Annual Meeting, including reasonable participation with the Company in meetings with stockholders and Institutional Shareholder Services.

(d) If at any time during the term of the Class III directors to be elected at the 2007 Annual Meeting there shall occur a vacancy in the Board seat previously occupied by Mitarotonda by reason of the resignation, removal, death or incapacity of Mitarotonda, then the Company shall take all necessary action to promptly fill such vacancy with a person recommended by the Barington Group having reasonably appropriate business experience and background. If at any time during the term of the Class III directors to be elected at the 2007 Annual Meeting there shall occur a vacancy in the Board seat previously occupied by the Independent Director by reason of the resignation, removal, death or incapacity of the Independent Director, then the Company shall take all necessary action to promptly fill such vacancy with a person recommended by the Barington Group who is reasonably acceptable to the Nominating and Corporate Governance Committee of the Board, with business experience in such areas as would reasonably be expected to enhance the Board, consistent with the Company’s Corporate Governance Guidelines relating to director qualifications and Board composition, that the Company and the Barington Group reasonably believe does not have a relationship with the Barington Group, the Company or any of the Company’s executive officers that would impair the independence of such director in carrying out the responsibilities of a director of the Company.

(e) During the term of the Class III directors serving as of the date hereof and during the term of the Class III directors to be elected at the 2007 Annual Meeting, (i) Mitarotonda shall continue to serve on the Executive Committee and shall serve as a member of the Nominating and Corporate Governance Committee and (ii) the Independent Director shall be appointed to serve on a standing committee of the Board on which Mitarotonda is not a member, provided

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that the Independent Director is then qualified to serve on any such committee under applicable legal requirements and listing standards.

(g) The Company shall provide the Barington Group with true and complete copies of any draft preliminary or definitive proxy statements for the 2007 Annual Meeting as well as the Form 8-K being filed with respect to this Agreement, not less than three (3) calendar days in the case of proxy statements, and not less than one (1) business day in the case of the Form 8-K, prior to the filing thereof, in order to provide the Barington Group with a reasonable opportunity to review and comment thereon. The Company shall consider in good faith and in compliance with applicable laws any comments of the Barington Group and its counsel. The Company shall use the language, or a summary thereof that is agreed upon in the foregoing filings, in all other SEC filings that disclose, discuss, refer to or are being filed in response to or as a result of this Agreement.

(h) Concurrently with the execution of this Agreement, the Company shall provide evidence, reasonably satisfactory to the Barington Group, that the Board has authorized and approved this Agreement and the execution and performance hereof.

6. Share Repurchase Program. The Board shall take such action as is necessary to authorize the total number of shares of Common Stock authorized for repurchase under the Company’s share repurchase program to be increased to five (5) million. The Company agrees to use its reasonable best efforts to repurchase at least two (2) million shares by August 31, 2008 subject to compliance with all applicable laws (including, without limitation, applicable securities laws), taking into account prevailing market factors and materially relevant capital considerations of the Company in determining the advisability of when and in what amounts to repurchase shares of Common Stock.

7. Formation of Special Committee.

(a) Concurrently with the execution of this Agreement, the Board will form a special committee (the “Special Committee”) consisting of John B. Yasinsky, William R. Holland, Michael A. McManus, Jr., Howard R. Curd, Mitarotonda and the Company’s Chief Executive Officer (with Mr. Curd serving as Chairman) to explore all strategic alternatives to maximize and improve shareholder value, including, without limitation, a strategic acquisition, merger or sale of the Company.

(b) The Company and its management team shall provide the Special Committee with access to such information and materials, including, without limitation, the books, records, projections and financial statements of the Company, and any documents, reports or studies as may be requested by the Special Committee to assist the Special Committee in the discharge of its duties. In addition, the Special Committee shall be authorized to engage such outside financial consultants and advisors reasonably independent of the Company and the Barington Group as it deems necessary or appropriate to assist the Special Committee in the discharge of its duties, and the Company shall pay the fees and expenses of all such consultants and advisors.

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8. Standstill Period.

(a) Each member of the Barington Group agrees that, from the date of this Agreement until the earlier of the date of the Company’s annual meeting of stockholders for its 2008 fiscal year (the “2008 Annual Meeting”) and December 15, 2008 (such period, the “Standstill Period”), without the prior written consent of the Board specifically expressed in a written resolution adopted by a majority vote of the entire Board, neither it nor any of its Affiliates or Associates under its control or direction will, and it will cause each of its Affiliates and Associates under its control not to, directly or indirectly, in any manner: (i) engage in any solicitation of proxies or consents to vote any voting securities of the Company or become a participant in any election contest with respect to the Company, in each case, with respect to the Company’s 2007 Annual Meeting, and, in each case, except in accordance with Section 5(c) above; (ii) seek to influence any person with respect to the voting or disposition of any securities of the Company at the Company’s 2007 Annual Meeting of Stockholders, except in accordance with Section 5(c) above; provided, however, that any member of the Barington Group and any Affiliate or Associate of any such member may disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company, any stockholder proposal or other matter to be voted on by the stockholders of the Company (other than the election of directors) and the reasons therefor; (iii) otherwise act, alone or in concert with others, to seek to influence the management, the Board or policies of the Company or initiate or take any action to obtain representation on the Board, except as permitted expressly by this Agreement; or (iv) enter into any agreements with any third party with respect to any of the foregoing, except in each case, as contemplated by this Agreement, it being understood and agreed that nothing contained herein shall be construed to limit the ability of any member of the Barington Group and any Affiliate or Associate of any such member to form a “group” pursuant to Rule 13d-5 promulgated by the SEC under the Exchange Act with, or acquire additional shares of Common Stock from, any party.

(b) Nothing contained in this Agreement shall limit any member of the Barington Group or the Associates or Affiliates of such member from taking any of the actions otherwise prohibited in this Agreement in connection with the 2008 Annual Meeting, including without limitation, nominating directors or soliciting proxies for the election of directors or other purposes, requesting a stockholder list, related information and other books and records, making public filings or announcements or taking any other action, in each case, related to the solicitation of proxies at the 2008 Annual Meeting.

(c) The provisions of this Section 8 shall not limit in any respect the actions of any director of the Company in his or her capacity as such, recognizing that such actions are subject to such director’s fiduciary duties to the Company and its stockholders.

(d) As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act; the terms “beneficial owner” and “beneficial ownership” shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act; and the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

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(e) In the event that the Company is in material breach of its obligations under this Agreement, including, without limitation, a failure to comply in any material respect with the provisions of Sections 4, 5, 6, 7, 9 or 10 of this Agreement, and such material breach is not cured within 30 days after written notice thereof is provided to the Company by the Barington Group, then in addition to any other remedies that the members of the Barington Group may have, the provisions of Section 5(c) and Section 8(a) shall also terminate.

9. Expenses. Within five business days after receiving documentation thereof, the Company shall reimburse Barington Capital Group, L.P. for the actual documented out-of-pocket third-party expenses (up to a maximum of $200,000) incurred by the members of the Barington Group in connection with its Schedule 13D filings, the Barington Letter and related anticipated proxy solicitation, the Demand Letters and the drafting, negotiation and execution of this Agreement and all related activities and matters.

10. Public Announcement. The Barington Group and the Company shall announce this Agreement and the material terms hereof, including the retirement of Haines, by means of a mutually acceptable joint press release in the form attached hereto as Exhibit A.

11. Specific Performance. Each of the members of the Barington Group, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable in damages. It is accordingly agreed that the members of the Barington Group or any of them, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.

12. Jurisdiction; Applicable Law. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery or other federal or state courts of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery or other federal or state courts of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury, (d) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief and (e) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address of such parties’ principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

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13. Representative. Each member of the Barington Group hereby irrevocably appoints Mitarotonda, or Barington Capital Group, L.P. in the event that Mitarotonda is no longer serving in such role, as such member’s attorney-in-fact and representative (the “Barington Representative”), in such member’s place and stead, to do any and all things and to execute any and all documents and give and receive any and all notices or instructions in connection with this Agreement and the transactions contemplated hereby. The Company shall be entitled to rely, as being binding on each member of the Barington Group, upon any action taken by the Barington Representative or upon any document, notice, instruction or other writing given or executed by the Barington Representative.

14. Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

15. Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

16. Entire Agreement; Amendment; Release. This Agreement contains the entire understanding of the parties hereto with respect to its subject matter and supersedes all prior agreements between the parties hereto, including, without limitation (i) that certain agreement dated October 25, 2006 (the “2006 Agreement”) which 2006 Agreement is hereby terminated and of no further force or effect (except with respect to Sections 5(c), 5(d) and 6(b) of the 2006 Agreement, in each case to the extent that performance of such section relates to dates following the date hereof, each of which shall survive the date hereof and continue in full force and effect in accordance with the terms hereof and thereof (the “2006 Surviving Obligations”)), and (ii) Section 9 of that certain agreement dated October 25, 2005 (the “2005 Agreement”), which survived the termination of the 2005 Agreement pursuant to the 2006 Agreement, which provision is hereby terminated and of no further force or effect (provided that Sections 5(d) and 6(a) of the 2005 Agreement shall continue to survive, in each case to the extent that performance of such section relates to dates following the date hereof, each of which shall survive the date hereof and continue in full force and effect in accordance with the terms hereof and thereof (the “2005 Surviving Obligations”)). Except for the 2006 Surviving Obligations and the 2005 Surviving Obligations, the Company, on the one hand, and the Barington Group, on the other hand, do hereby and forever release and discharge the other party, and all of its respective successors in interest, and all its agents, officers, directors, members, partners, stockholders, associates, affiliates, employees, representatives, attorneys, heirs, assigns, and/or their successors in interest, from any and all claims, causes of action, liabilities, damages or demands of whatever character which such party now has, whether known or unknown, against the other party concerning or in any way related to the 2006 Agreement and the 2005 Agreement. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein. This Agreement may be amended only by a written instrument duly executed by the parties hereto, or in the case of the Barington Group, the Barington Representative, or their respective successors or assigns.

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[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date hereof.

A. SCHULMAN, INC.

By: /s/ Terry L. Haines
Name: Terry L. Haines
Title: President and Chief Executive Officer

BARINGTON COMPANIES EQUITY
PARTNERS, L.P.
By: Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

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BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President

BARINGTON OFFSHORE ADVISORS II, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

RJG CAPITAL PARTNERS, L.P.
By: RJG Capital Management, LLC, its general partner

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title: Managing Member

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RJG CAPITAL MANAGEMENT, LLC

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title: Managing Member

/s/ Ronald J. Gross
Ronald J. Gross

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, L.P.
By: D.B. Zwirn Partners, LLC, its general partner
By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, LTD.
By: D.B. Zwirn & Co., L.P., its manager
By: DBZ GP, LLC, its general partner
By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

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HCM/Z SPECIAL OPPORTUNITIES LLC
By: D.B. Zwirn & Co., L.P., its manager
By: DBZ GP, LLC, its general partner
By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

D.B. ZWIRN & CO., L.P.
By: DBZ GP, LLC, its general partner
By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

DBZ GP, LLC
By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

ZWIRN HOLDINGS, LLC

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

/s/ Daniel B. Zwirn
Daniel B. Zwirn